Exhibit 99.1

Concord Medical Announces Result of 2024 Annual General Meeting

BEIJING, January 6, 2025 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced that it held its 2024 annual general meeting of shareholders on December 27, 2024. At the meeting, the shareholders resolved by special resolution that amended and replaced the Fourth Memorandum and Articles of Association of the Company then in effect by the adoption of the Fifth Amended and Restated Memorandum and Articles of Association.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn